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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                             Dated January 17, 2003

                              IAMGOLD CORPORATION

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                (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                             2820 Fourteenth Avenue
                        Markham, Ontario, Canada L3R 0S9

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                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

    Form 20-F / /  Form 40-F /X/

    (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

    Yes / /  No /X/

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                                   SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             IAMGOLD CORPORATION
Date: January 17, 2003                       By:  /s/ LARRY E. PHILLIPS
                                                  ------------------------------------------
                                                  Larry E. Phillips
                                                  Vice President, General Counsel
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                                 EXHIBIT INDEX

    The following is a list of Exhibits included as part of this Report on Form 6-K.

NO.                     DESCRIPTION OF EXHIBIT
---                     ----------------------
1.                      Early warning report dated January 9, 2003 of IAMGold
                        Corporation.
2.                      Material change report dated January 17, 2003 of IAMGold
                        Corporation.

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